Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Star Investment Corp. IV
Preliminary Proxy Statement on Schedule 14A
Filed August 3, 2023
File No. 001-40135

Ladies and Gentlemen:

On behalf of Northern Star Investment Corp. IV (the “Company”), we propose, in accordance with our telephone conversation with the staff of the Securities and Exchange Commission (the “Staff”) on August 10, 2023, to update the disclosure contained in the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) regarding risks related to the potential application of the Investment Company Act as follows (amended disclosure italicized below):

As previously indicated, the Company completed its initial public offering in March 2021 and has operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (or approximately 30 months). On March 30, 2022, the SEC issued proposed rules relating to, among other matters, the extent to which special purpose acquisition companies like ours could become subject to regulation under the Investment Company Act of 1940, as amended. The SEC’s proposed rules would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a company’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require the company to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the company’s registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Regardless of whether or not the proposed rules are adopted, it is possible that a claim could be made that we have been operating as an unregistered investment company. It is also possible that the investment of funds from the IPO during our life as a blank check company, and the earning and use of interest from such investment, both of which may continue until we consummate an initial business combination, could increase the likelihood of us being found to have been operating as an unregistered investment company more than if we sought to potentially mitigate this risk by holding such funds as cash. Furthermore, the longer the funds are invested in U.S. government securities (within the meaning set forth in the Investment Company Act) or in money market securities that invest only in direct U.S. government treasury obligations, the greater the risk could be that the Company may be considered an investment company. If the Extension is implemented, the Company plans to maintain the remaining amount in its trust account in either an interest bearing demand deposit account at a bank or in U.S. government securities or money market funds described above. Interest on such deposit accounts is variable and currently expected to be approximately 3.0% per annum. If the Company was deemed to be an investment company for purposes of the Investment Company Act and found to have been operating as an unregistered investment company, it could cause the Company to liquidate. If we are forced to liquidate, investors in the Company would not be able to participate in any benefits of owning stock in an operating business, including the potential appreciation of our stock following such a transaction and our warrants would expire worthless.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,
/s/ Jeffrey M. Gallant

cc.	Jonathan Ledecky, Northern Star Investment Corp. IV
Jim Brady, Northern Star Investment Corp. IV